UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

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                               SCHEDULE 13D
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                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                              Globalink, Inc.
                             (Name of Issuer)

                  Common Stock, $.01__par value per share
                      (Title of Class of Securities)

                              37936V 10 2
                            (CUSIP Number)

                          Brian W. Pusch, Esq.
                      Law Offices of Brian W Pusch
                            Penthouse Suite
                          29 West 57th Street
                        New York, New York 10019
                            (212) 980-0408
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices  and Communications)

                           September 3, 1997
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 37936V 10 2

      1)      Name of Reporting Persons: Pangaea Fund Limited

              S.S. or I.R.S. Identification Nos. of Above Persons:

      2)      Check the Appropriate Box if a Member of a Group (see
               Instructions)
                (a)
                (b)

      3)      SEC Use Only

      4)      Source of Funds (See Instructions):

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

      6)      Citizenship or Place of Organization:

Number of          (7) Sole Voting Power:
Shares Bene-       (8) Shared Voting Power:
ficially           (9) Sole Dispositive Power:
Owned by           (10) Shared Dispositive Power:
Each Reporting
Person With

     11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

     12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                (See Instruction):

     13)      Percent of Class Represented by Amount in Row (11):

     14)      Type of Reporting Person (See Instructions):


CUSIP No. 37936V 10 2

      1)      Name of Reporting Persons: Pangaea Asset Management, Inc.

              S.S. or I.R.S. Identification Nos. of Above Persons:

      2)      Check the Appropriate Box if a Member of a Group (see
               Instructions)
                (a)
                (b)

      3)      SEC Use Only

      4)      Source of Funds (See Instructions):

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

      6)      Citizenship or Place of Organization:

Number of          (7) Sole Voting Power:
Shares Bene-       (8) Shared Voting Power:
ficially           (9) Sole Dispositive Power:
Owned by           (10) Shared Dispositive Power:
Each Reporting
Person With

     11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

     12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                (See Instruction):

     13)      Percent of Class Represented by Amount in Row (11):

     14)      Type of Reporting Person (See Instructions):


CUSIP No. 37936V 10 2

      1)      Name of Reporting Persons: Lucas Tanner

              S.S. or I.R.S. Identification Nos. of Above Persons:

      2)      Check the Appropriate Box if a Member of a Group (see
               Instructions)
                (a)
                (b)

      3)      SEC Use Only

      4)      Source of Funds (See Instructions):

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

      6)      Citizenship or Place of Organization:

Number of          (7) Sole Voting Power:
Shares Bene-       (8) Shared Voting Power:
ficially           (9) Sole Dispositive Power:
Owned by           (10) Shared Dispositive Power:
Each Reporting
Person With

     11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

     12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                (See Instruction):

     13)      Percent of Class Represented by Amount in Row (11):

     14)      Type of Reporting Person (See Instructions):


AMENDMENT NO. 1 TO SCHEDULE 13D

Note:

            This Amendment No. 1 (this "Amendment") to Schedule 13D, initially filed with the Securities and Exchange Commission on September 15, 1997, relates to the Common Stock, $.01 par value, of Globalink, Inc., a Delaware corporation (the "Issuer"). This Amendment is being filed on behalf of Pangaea Fund Limited, a British Virgin Islands corporation (the "Fund"), Pangaea Asset Management, Inc., a Delaware corporation, and Lucas Tanner (collectively, the "Reporting Persons").

            This Amendment is being filed solely for the purpose of amending
Item 7 to delete from the list of exhibits former Exhibit No. 5, the Registration Rights Agreement, dated as of March 26, 1997, between the Issuer and the Fund, which the Reporting Persons have determined is not required to be filed. All of the exhibits listed in Item 7 below were previously filed.

            Item 7 is amended and restated to read in its entirety as follows:

Item 7.      Material to be Filed as Exhibits.

            The following are filed herewith as Exhibits to this Statement:

Exhibit No.

1. Information concerning transactions in the Common Stock effected by the Fund in the past 60 days.

2.      Joint Filing Agreement, dated September 15, 1997, among the
Reporting Persons.

3. Letter agreement, dated as of September 4, 1997, between the Issuer and the Fund.

4. Subscription Agreement, dated as of March 26, 1997, between the Issuer and the Fund, incorporated by reference to Exhibit 10.01 to the Issuer's Current Report on Form 8-K dated March 27, 1997.

5.      [Intentionally omitted].

6. Warrant, dated March 27, 1997, to purchase 85,568 shares of Common Stock issued by the Issuer to the Fund.

7. Warrant Purchase Agreement, dated as of October 2, 1996, between the Issuer and the Fund, incorporated by reference to Exhibit
4.1(c) to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1996.

8. Warrant, dated October 3, 1996, to purchase 33,613 shares of Common Stock issued by the Issuer to the Fund.


SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  October 9, 1997

                        PANGAEA FUND LIMITED



                        By   /s/ Cedric L. Carroll
                              Name:  Cedric L. Carroll
                              Title:  Vice-President


                        By  /s/ Rhonda McDeigan-Eldridge
                              Name:  Rhonda McDeigan-Eldridge
                              Title:  President



                        PANGAEA ASSET MANAGEMENT,
                           INC.



                        By   /s/ Lucas Tanner
                              Lucas Tanner
                              President




                          /s/ Lucas Tanner
                              Lucas Tanner